

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re:** **Target Acquisitions I, Inc.**
> **Form 8-K/A**
> **Filed March 13, 2012**
> **File: 005-53328**

Dear Mr. Zhu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated January 25, 2012. It appears the 2011 numbers disclosed on page 13 of your amended disclosure for your tons of ore processed and tons of concentrate produced are different than the numbers listed in the "Our Products" and the "Status of Production" sections of your disclosure. Please tell us which numbers reflect your actual production and modify your disclosure accordingly.

Description of Business, page 3

Business Overview, page 3

2. We note your response to comment 4 in our letter dated January 25, 2012 and the disclosure included in the "Certain Relationships and Related Transactions…" section. We are unable to locate disclosure in this section or in the related transactions section regarding payments to shareholders for their shares. Please provide clear disclosure of such transactions both in this section and in the related transactions section. As previously requested, please clearly disclose any consideration, direct or indirect, received by these shareholders for giving up control of Chin Jinxin. If none, please explain the reason(s) the shareholders agreed to give up control. In addition, please disclose the balance of your response from your letter.

Our Industry, page 7

Introduction to iron ore, page 7

3. We note your response to comment 5 in our letter dated January 25, 2012 and we reissue the comment in part. Please clearly and specifically disclose the source(s) of information throughout the Form 8-K, including any graphs or charts. For example, the citation to "World Steel Association" on page 8 and "NBSC" on page 9 would not help an investor locate the information outside of your document. In addition, please disclose website addresses or citations to the publications for all third-party information. The two website addresses cited on page 2 both link to the same excerpt from the Newton Resources Ltd. prospectus. Please provide us supplementally with copies of the other source materials.

Certain Relationships and Related Transactions, page 59

4. We reissue comment 14 in our letter dated January 25, 2012. We note your response to comment 43 of our letter dated November 2, 2011 that "None of the shareholders have any interest in the transaction other than that each of them was to be issued shares in Real Fortune BVI, certain of them may be entitled to salary or other compensation for services rendered and certain of them have made loans or advances to China Jinxin as disclosed under this heading. As noted above, certain shareholders have determined to sell all or portions of their shares in Real Fortune BVI to third parties." As previously requested, please disclose the response in this section and provide clear disclosure of the specific interests in these transactions, such as shares received, salaries, other compensation, etc.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation, page F-13

5. We note your response to our prior comment 16. We also note that since you have not
    yet obtained the right to mine and do not have reserves, you have not yet capitalized
    mine development costs as a mine development asset. Given the absence of a mine
    development asset, please tell us how you have concluded the capitalization of your asset
    retirement obligation cost is within the scope of FASB ASC 410-20-15-2. Please
    analyze the relevant accounting literature in your response.

6. We note from your response to our prior comment 16, you have determined it is probable
    a remediation obligation has been incurred as a result of your activities to date. Please
    tell us your basis for your conclusion. In your response, please address any statute,
    regulation or legal precedent regarding your activities to date in support of your
    conclusion.

Note 15 – Commitments and Contingencies, page F-15

7. In light of your response to our prior comment number seven, please expand your
    contingency disclosure to include the additional information added to your risk factor. In
    particular, please disclose the possible fines and penalties that may be imposed under the
    Mineral Resource Law, as discussed in your risk factor. Refer to FASB ASC 450-20-50-
    4. Please also confirm you will include similar financial statement disclosure in future
    periodic filings as applicable.

    You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Brian
Bhandari, Accounting Branch Chief, at (202) 551-3390, if you have questions regarding
comments on the financial statements and related matters. Please contact John Coleman, Mining
Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments.
Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Pamela Howell, Special
Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc: Vincent McGill, Esq.